September 2, 2005

Mail Stop 4561

Barbara J.S. McKee, Esq.
General Counsel and Secretary
KKR Financial Corp.
Four Embarcadero Center, Suite 250
San Francisco, CA 94111

Re: 	KKR Financial Corp.
  	Amendments to Registration Statement on Form S-11
  	Filed August 24, 2005 and August 26, 2005
  	File No. 333-124135

Dear Ms. McKee:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

Selling Stockholders, page 136

1. We note your disclosure that you intend to identify the "Other Selling Stockholders" through a prospectus supplement. Please revise to state that a post-effective amendment will be filed to identify these selling stockholders prior to the sale of their shares.

      As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at 202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
           Legal Branch Chief


cc: Joseph Kaufman (via facsimile)